Filed by People’s United Financial, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: People’s United Financial, Inc.

Commission File No.: 001-33326

Date: February 24, 2021

Virtual Town Hall with People’s United CEO, Jack Barnes & M&T Bank CEO, Rene Jones

Summary Notes - February 24, 2021

Jack Barnes

•	I hope many of you have had some time to learn more about the announced merger, who M&T Bank is and the many synergies that exist between our two organizations.

•	I want to introduce Rene Jones, CEO of M&T Bank who will share more about M&T’s brand and culture, approach to service, and discuss what you can expect during the transition period and beyond.

•	Rene and I have known each other for many years and had a mutual admiration for our community banking styles.

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Over the past few days, you have heard from me, through emails and many other ways, on my thoughts on the strategic rationale behind this partnership. I thought it was important for you to hear directly from Rene.

Rene Jones

•	I am thankful for the opportunity to discuss what I believe the partnership means for our two firms.

•	A little background on me, I’m from New England, born and raised in Ayer, Massachusetts. I was born in Fort Devens as my father was in the army.

•	Once I could drive I spent time in Vermont, New Hampshire and Maine.

•	I attended Boston College and worked in the area until I entered a development program in 1992 in Buffalo and thought I would be back in two years.

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I then met M&T Bank Chairmen & CEO Bob Wilmers and learned from him the meaning of a purpose driven company, values, and that talent is all a banking institution has. Most importantly, I learned the importance of having a commitment to our communities.

•	I understand how you must be feeling, an overwhelming sense of uncertainty, because many have been through acquisitions before.

•	While we can’t answer everything today, we can give you a glimpse of what we know and why Jack and I believe there is a significant reason for optimism on both sides and what you can expect from M&T.

How This Happened

•	Our organizations have known each other for a very long time. Along the way, I have met many of the leaders that are here today.

•	For decades, we’ve shared a deep respect for your operating model and your community-focused mission, because it’s similar to our own.

•	Over the years, we have shared ideas on technology, business banking, governance and the challenges for the industry.

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Over the last few weeks, I have been so impressed by the talent and work ethic of your teams, your dedication to your customers and each other, but mostly, by the values and dedication to your mission.

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Before we recognized the financial benefits of this agreement, we saw the power of merging similar cultures and values, and the ability to accelerate growth across both our franchises at a much faster pace than we can do on our own.

Shared Values

•	We have shared values and culture – in how we treat each other, which we have to keep in mind as we work together over the next course of the year.

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Our purpose at M&T is to make a difference in people’s lives— we just happen to be a bank. We believe our purpose is to improve the quality of lives for customers across small towns and mid-tier cities across our footprint.

•	We believe both our missions are very distinct from the largest national banks in the country, and that banking is not about size, but about being close to your customer in the moments that matter.

•	We both share similar recognitions within our communities and for our customer focus– CRA ratings, and Greenwich Awards.

What We Will Do

•	In Wall Street, this agreement is referred to as a Market Extension Deal. This means, neither People’s United nor M&T could do this alone.

•	We are about to create the largest community-focused, regional bank in the Northeast and Mid-Atlantic markets.

•	We are creating the strength of the 11th largest US bank holding company in America. However, larger banks don’t have the distribution and personal connection to customers like we do.

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We’ll be a little over $200 billion in assets, but although we are larger and our reach will increase, we will be very compact for our footprint. We may have the second largest branch distribution system combined, second to Bank of America.

•	If you look at our combined footprint, the furthest branch from the center will be less than 350 miles away. We’ll be compact and have strong brand recognition.

•	We are looking at this agreement as a partnership. There is no possible way M&T can do this alone.

•	We need your experience and the value that you bring to your customers. We need your knowledge of communities that will be new to M&T.

•	Because of this, it is our intention to retain customer-facing employees. We’re working together to build a larger bank that can do more for its customers and communities.

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For those in non-customer facing roles, don’t assume today that you won’t have a job. Think of the months between now and conversion as a chance to showcase why People’s United thinks so highly of you.

•	M&T is a talent-driven organization. We can only win with the opportunities to meet new folks and strengthen our team.

•	This is a true partnership of like-minded people and cultures.

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Additional excitement came from working together over the past few weeks. Learning from the leaders of People’s who have a long-standing presence in Connecticut and throughout New England. Your expertise is impressive

•	Through this process of due diligence and announcement, we have already been working closely together.

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•	One thing that I can promise you today, is that while there are still many unknowns, and uncertainties, we are committed to doing the following:

•	Communicating regularly and transparently

•	Offering clear timelines on what’s happening and when

•	Providing resources to support you as you learn more about M&T’s culture

•	Creating opportunities to have your questions answered by leaders from M&T and People’s United Bank

Closing

•	In moments of anxiety and where the uncertainties seem pronounced, this is what I would ask of you, take one moment to: listen with an open-mind, learn who we are, ask questions.

•	Let’s take this journey together. I am confident that if we do, we can continue to make a difference in people’s lives.

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That you for this time together! Thank you for all the work you’ve done to build a great firm. I couldn’t be more excited about the opportunities in front of us. We’ll continue to maintain a deep commitment to all of you.

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Additional Information and Where to Find It

In connection with the proposed transaction, M&T Bank Corporation (“M&T”) will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which will include a joint proxy statement of People’s United Financial, Inc. (“People’s United”) and M&T. INVESTORS AND SHAREHOLDERS OF PEOPLE’S UNITED AND M&T AND THEIR RESPECTIVE AFFILIATES ARE URGED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS TO BE INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PEOPLE’S UNITED, M&T AND THE PROPOSED TRANSACTION. Investors will be able to obtain a free copy of the registration statement, including the joint proxy statement/prospectus, as well as other relevant documents filed with the SEC containing information about People’s United and M&T, without charge, at the SEC’s website (http://www.sec.gov). Copies of the registration statement, including the joint proxy statement/prospectus, and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Steven Bodakowski, People’s United Financial, Inc., 850 Main Street, Bridgeport, Connecticut 06604, telephone (203) 338-4202, or Investor Relations, M&T Bank Corporation, One M&T Plaza, Buffalo, New York 14203, telephone (716) 635-4000. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the shareholders of People’s United and M&T in connection with the proposed transaction will be set forth in the proxy statement/prospectus when it is filed with the SEC.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, or Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or Exchange Act. Forward-looking statements are based on current expectations, estimates and projections about People’s United’s and M&T’s businesses, beliefs of People’s United’s and M&T’s management and assumptions made by People’s United’s and M&T’s management. Any statement that does not describe historical or current facts is a forward-looking statement, including statements regarding the expected timing, completion and effects of the proposed transactions and People’s United’s and M&T’s expected financial results, prospects, targets, goals and outlook. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could,” or “may,” or by variations of such words or by similar expressions. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions (“Future Factors”) which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.

Future Factors include, among others: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between People’s United and M&T; the outcome of any legal proceedings that may be instituted against People’s United or M&T; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated; the risk that any announcements relating to the proposed combination could have adverse effects on the market price of the common stock of either or both parties to the combination; and the possibility that the anticipated benefits of the transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where People’s United and M&T do business. People’s United provides further detail regarding these and other risks and uncertainties in its 2019 Form 10-K and subsequent Form 10-Qs, including in the respective Risk Factors sections of such reports, as well as in subsequent SEC filings. Forward-looking statements speak only as of the date made, and People’s United does not assume any duty and does not undertake to update forward-looking statements.